

13030029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 51225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** AND ENDING **DECEMBER 31, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

L & R TRADING, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

120 BROADWAY - Suite 2040-01

NEW YORK,	**NEW YORK**	**10271**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES P. RHEIN **(212) – 608-9100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *STEVEN S. ROSENTHAL*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *L & R TRADING, LLC.* *as of Dec 31, 2012*, are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



X ____________________
Signature

Managing Member
Title

CHRISTINA [illegible]
Notary Public, State of New York
No. [illegible]
Qualified in Kings County
Commission Expires May 07, 2016



X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L & R TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 30,555
Securities owned, at marker value (Note 3)	64,204,362
Due from clearing broker	7,783,790
Other assets	19,075
Total assets	$ 72,037,782
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 48,340
Securities sold, not yet purchased, at market value (Note 3)	65,050,612
Total liabilities	65,098,952
Commitments and Contingencies (Note 4)	
Capital (Note 5)	6,938,830
Total liabilities and capital	$ 72,037,782

The accompanying notes are an integral part of this statement.

L & R TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - Nature of Business

L & R Trading, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of NYSE-Arca, NYSE-LIFFE, BATS, and BATS-Y.
The company is a market maker of equities and options.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) Income Taxes
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) Fair Value Measurements
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.
The fair value hierarchy is categorized into three levels based on the inputs as follows:
Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable input (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

e) ***Fair Value Measurements (continued)***
The Company's investment in marketable securities consists entirely of Level I securities utilizing valuation techniques consisting exclusively of quoted market prices.

Note 3- Marketable Securities Owned, and Sold, Not Yet Purchased.

Marketable securities consist of securities at quoted market values, as illustrated below

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$64,204,361	$65,041,479
Future Contracts	-0-	9,133
	$64,204,361	$65,050,612

Note 4- Commitments and Contingencies

The company leases its office space on a month to month basis, at $1,000 per month. The lease agreement states that either party may cancel the lease with a thirty day notice. As of January 31, 2013, no notice has been issued by either party.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $6,011,129 which was $5,911,129 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.80%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
L & R Trading LLC
120 Broadway – Suite 2040-01
New York, NY 10271

Report on the Financial Statements

We have audited the accompanying statement of financial condition of L & R Trading LLC, (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of L & R Trading LLC, as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2013



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
L & R Trading LLC
120 Broadway Suite 2040-01
New York, NY 10271

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by L & R Trading LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;

2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in the General Assessment Reconciliation (the amended Form SIPC-7) for the year ended December 31, 2012, noting no exceptions;

3- Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4- Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and

5- Compared the amount of any overpayment applied with the amended Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 13, 2013

L & R TRADING LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2012

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	540,675
Additions		215,298
Deductions		(240,133)
SIPC Net Operating Revenues	$	515,840

Determination of General Assessment:

SIPC Net Operating Revenues:	$	515,840
General Assessment @ .0025		1,290

Assessment Remittance:

Less: Payment made with Form SIPC-6 in August, 2012		(476)
Less: Payment made with Form SIPC-7 in January, 2013		(275)
Assessment Balance Due	$	539

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2012:

SIPC Net Operating Revenues as computed by the Company on the amended Form SIPC-7	$	515,840
SIPC Net Operating Revenues as computed above		515,840
Difference	$	-